

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2015

Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, CO 80903

>   **Re: STL Marketing Group, Inc.**
>   **Amendment No. 3 to Form 10-12(G)**
>   **Filed February 20, 2015**
>   **File No. 000-55013**

Dear Mr. Quiros:

We issued comments to you on the above captioned filing on March 11, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 25, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Joseph Lucosky, Esq.
       Lucosky Brookman LLP